SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: Euro 28,277,855.31

Registered in the Commercial Registry Office of Lisbon

and Corporation no. 503 215 058

Vivo concludes the acquisition of the shareholder control of Telemig Participações

Lisbon, Portugal, 4 April 2008 – Portugal Telecom, SGPS S.A. (“PT”) informs that Vivo Participações S.A. (“Vivo”) concluded the acquisition of the shareholder control of Telemig Celular Participações S.A. (“Telemig Participações”) and of Tele Norte Celular Participações S.A. (“Tele Norte Celular”). Additionally, Vivo sold, for the same price of the acquisition, Tele Norte Celular to Telemar Norte Leste, in accordance with the disclosure made by Vivo on 20 December 2007.

The acquisition of the controlling stake in Telemig Participações, which corresponds to 22.72% of total capital (53.90% of ordinary shares and 4.27% of preferred shares) was done for a total consideration of R$1.16 billion. Additionally, Vivo acquired certain subscription rights for R$ 70.5 million.

In accordance with the Brazilian legislation, Vivo will launch mandatory tender offers over the remaining ordinary shares of Telemig Participações and of Telemig Celular. Additionally, Vivo will also launch voluntary tender offers of up to one third of each class of preferred shares owned by the minority shareholders of Telemig Participações and Telemig Celular. These offers should be disclosed by Vivo during the coming days.

Further information about the transaction, the mandatory tender offers and the voluntary tender offers is available at Vivo’s Investor Relations website (www.vivo.com.br/ir).

This information is also available on PT’s IR website http://ir.telecom.pt.

Contacts:	Nuno Prego, Investor Relations Director nuno.prego@telecom.pt

Nuno Vieira, Investor Relations nuno.t.vieira@telecom.pt

Portugal Telecom Tel: +351 21 500 1701 Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.